UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

               UNITED STATES SATELLITE BROADCASTING COMPANY, INC.
               --------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $.0001 Par Value
                     --------------------------------------
                         (Title of Class of Securities)

                                    912534104
                               -----------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 1998
                      -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 14 Pages

                                                              Page 2 of 14 Pages


                                  SCHEDULE 13D

CUSIP No. 912534104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Quantum Industrial Partners LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 251,150
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   251,150
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            251,150

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    1.08%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 14 Pages


                                  SCHEDULE 13D

CUSIP No. 912534104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 251,150
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   251,150
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            251,150

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    1.08%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 14 Pages


                                  SCHEDULE 13D

CUSIP No. 912534104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH Management, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 251,150
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   251,150
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            251,150

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    1.08%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 14 Pages


                                  SCHEDULE 13D

CUSIP No. 912534104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [X]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  251,150
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   251,150
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            251,150

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    1.08%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 14 Pages


                                  SCHEDULE 13D

CUSIP No. 912534104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Mr. George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  251,150
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            251,150

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            251,150

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    1.08%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 14 Pages


                                  SCHEDULE 13D

CUSIP No. 912534104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                Mr. Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  36,100
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  251,150
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   36,100
    With
                           10       Shared Dispositive Power
                                            251,150

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            287,250

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    1.23%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 14 Pages


                                  SCHEDULE 13D

CUSIP No. 912534104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Tivadar Charitable Lead Trust u/a/d
                  9/30/82 By George Soros As Grantor

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  New York

                           7        Sole Voting Power
  Number of                                 74,850
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   74,850
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            74,850

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                     0.32%

14       Type of Reporting Person*

                  00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 14 Pages



               This Amendment No. 4 to Schedule 13D relates to shares of Class A Common Stock, $.0001 par value per share (the "Shares"), of United States
Satellite Broadcasting Co., Inc. (the "Issuer"). This Amendment No. 4 supplementally amends the initial statement on Schedule 13D dated June 6, 1996 and all amendments thereto (collectively, the "Initial Statement") filed by the Reporting Persons. This Amendment No. 4 is being filed to report that as a result of a recent disposition of Shares, the Reporting Persons may no longer be deemed the beneficial owners of five percent or more of the outstanding Shares of the Issuer. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex A and incorporated herein by reference.


Item 5.        Interest in Securities of the Issuer.

          (a) (i) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed the beneficial owner of 251,150 Shares held for the account of QIP (approximately 1.08% of the total number of Shares outstanding).

               (ii) Mr. Druckenmiller may be deemed the beneficial owner of 287,250 Shares (approximately 1.23% of the total number of Shares outstanding). This number consists of (1) 251,150 Shares held for the account of QIP and (2) 36,100 Shares held for the personal account of Mr. Druckenmiller.

               (iii) Tivadar may be deemed the beneficial owner of the 74,850 Shares held for its account (approximately 0.32% of the total number of Shares outstanding).

          (b) (i) Each of QIP, QIHMI, QIH Management, SFM LLC (by virtue of the QIP contract) may be deemed to have sole power to direct the voting and disposition of the 251,150 Shares held for the account of QIP.

               (ii) Each of Mr. Soros (as result of his position with SFM LLC) and Mr. Druckenmiller (as a result of his position with SFM LLC) may be deemed to have shared power to direct the voting and disposition of the 251,150 Shares held for the account of QIP.

               (iii) The power to direct the voting and disposition of the 74,850 Shares held for the account of Tivadar is vested in Mr. Neus and Mr. Gladstein, as the trustees of Tivadar.

               (iv) Mr. Druckenmiller has the sole power to vote and dispose of the 36,100 Shares held for his personal account.

          (c) Except as disclosed in Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have

                                                             Page 10 of 14 Pages


been no transactions effected with respect to the Shares since April 7, 1998 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons.

          (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of QIP in accordance with their ownership interests in QIP.

               (ii) The beneficiaries of Tivadar, which include charitable donees and family members of Mr. Soros, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Tivadar in accordance with the terms of the trust.

(iii) Mr. Druckenmiller has the sole right to participate in the receipt of dividends from, or proceeds from the sale of shares held for his personal account.

          (e) Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the total number of Shares on April 30, 1998.

          Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for the accounts of SFM Clients. Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for his personal account or the accounts of the SFM Clients. Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares not held directly for the account of QIP. Tivadar expressly disclaims beneficial ownership of any Shares not held directly for its account.

                                                             Page 11 of 14 Pages



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 8, 1998                      QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH MANAGEMENT, INC.,
                                             general partner

                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Vice President


                                        QIH MANAGEMENT, INC.

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Vice President


                                        SOROS FUND MANAGEMENT LLC

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Managing Director


                                        GEORGE SOROS

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact

                                                             Page 12 of 14 Pages


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        TIVADAR CHARITABLE LEAD TRUST

                                        By:  /S/ GARY GLADSTEIN
                                             ----------------------------------
                                             Gary Gladstein
                                             Trustee

                                                             Page 13 of 14 Pages


                                     ANNEX A


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                                  L. Kevin Dann
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                    Ron Hiram
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                   Frank Sica
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106. To the best of the Reporting Person's knowledge, during the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons holds any Shares.
         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.


                                                                                           Page 14 of 14 Pages

                                                    ANNEX B

                              RECENT TRANSACTIONS IN THE CLASS A COMMON STOCK OF
                                UNITED STATES SATELLITE BROADCASTING CO., INC.

                                   Date of                 Nature of           Number of          Price Per
For the Account of                 Transaction            Transaction            Shares             Share
------------------                 -----------            -----------          ---------          ---------

QIP/1/                                4/7/98                 SALE                17,400              9.5938
                                      4/7/98                 SALE                 6,900              9.3125
                                     4/13/98                 SALE                 5,500              9.2500
                                     4/14/98                 SALE                25,500              9.2837
                                     4/14/98                 SALE                 6,900              9.3519
                                     4/15/98                 SALE                47,100              9.4080
                                     4/16/98                 SALE                   300              9.3750
                                     4/16/98                 SALE                 3,500              9.3750
                                     4/20/98                 SALE                10,000              9.2500
                                     4/30/98                 SALE             4,164,000              8.5000

Druck                                 4/7/98                 SALE                 2,400              9.5938
                                      4/7/98                 SALE                 1,100              9.3125
                                     4/13/98                 SALE                   900              9.2500
                                     4/14/98                 SALE                 3,900              9.2837
                                     4/14/98                 SALE                 1,100              9.3519
                                     4/15/98                 SALE                 6,800              9.4080
                                     4/16/98                 SALE                   100              9.3750
                                     4/16/98                 SALE                   500              9.3750
                                     4/20/98                 SALE                 1,500              9.2500
                                     4/30/98                 SALE               454,200              8.5000

Tivadar                               4/7/98                 SALE                 5,200              9.5938
                                      4/7/98                 SALE                 2,000              9.3125
                                     4/13/98                 SALE                 1,600              9.2500
                                     4/14/98                 SALE                 7,650              9.2837
                                     4/14/98                 SALE                 2,000              9.3519
                                     4/15/98                 SALE                14,000              9.4080
                                     4/16/98                 SALE                   100              9.3750
                                     4/16/98                 SALE                 1,000              9.3750
                                     4/20/98                 SALE                 3,000              9.2500
                                     4/30/98                 SALE             1,242,000              8.5000

Mr. Druckenmiller                    4/30/98                 SALE               139,800              8.5000


--------
/1/ All of these transactions were effected at the direction of SFM LLC.

